Mail Stop 6010



March 28, 2006




E. J. Elliott, Chairman and Chief Executive Officer
Gencor Industries Inc.
5201 North Orange Blossom Trail
Orlando, Florida 32810

Via U S Mail and FAX [(407) 299-8241]


Re:	Gencor Industries Inc.
	Form 10-K for the fiscal year ended September 30, 2005
	File No. 1-11703


Dear Mr. Elliott:

      We have reviewed your filings and have the following comment.
We have limited our review to only your financial statements and related disclosures, and do not intend to expand our review to other portions of your document . Where indicated, we ask you to provide us with information so we may better understand your disclosure and, if necessary, to revise your document. Please be as detailed as necessary in your explanations. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.




Mr. E. J. Elliott
Gencor Industries Inc.
March 28, 2005
Page 2


Form 10-K for the fiscal year ended September 31, 2005

Balance Sheets, page 17

1. During our conference call of February 9, 2006 we asked about the long-term deferred tax liability attributed to the cash receipts from the Carbontronics entities as presented on your balance sheet as of
September 30, 2005. You informed us that (1) Gencor`s tax year end is December 31 and (2) the receipts from the Carbontronics entities are taxable income in the tax year received. Your filings disclose that you have no financial reporting basis in the Carbontronics entities. Under paragraph 41 to SFAS 109 a deferred tax liability or asset that is not related to an asset or liability for financial reporting is classified according to the expected reversal date of the temporary difference. Based on the information you provided during the call and the disclosure that there is no carrying amount for the Carbontronics entities on your balance sheet, it is not clear why the related deferred tax liability should not be classified as current. In a detailed written response support the classification in GAAP. Revise your filings if necessary to comply with SFAS 109.





       As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response.
Amend your filing if necessary.   Please furnish a letter with
your
response to our comment and provide any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.


	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.





Mr. E. J. Elliott
Gencor Industries Inc.
March 28, 2005
Page 3


      You may contact Jeanne Bennett at (202) 551-3606 or me at
(202)
551-3605, if you have questions regarding our comment. In our absence you may contact Brian R. Cascio, Accounting Branch Chief, at
(202) 551-3676.



      Sincerely,


      Gary R. Todd
								Reviewing Accountant

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